[Graphic omitted] Braskem

                                   BRASKEM S.A
                C.N.P.J No. 42 150 391/0001-70 - NIRE 29300006939
             MINUTES OF THE 485th MEETING OF THE BOARD OF DIRECTORS

                              HELD ON APRIL 1, 2004

On April 1, 2004, at 6:00 P.M., at the Company's office located at Avenida das Nacoes Unidas, 4777, ZIP Code 05477-000, Sao Paulo/SP, the 485th Meeting of the Board of Directors of BRASKEM S.A. was held, and the undersigned Members of the Board of Directors attended. Board Member Andre Tapajos Cunha, as well as his alternate, Mr. Deusdedite Fagundes de Brito Filho were absent for a justified reason. Also attending the meeting were the Chief Executive Officer Jose Carlos Grubisich Filho, the Officers Mauricio Roberto Carvalho Ferro and Paul Altit, and the Board of Directors' secretary, Mr. Nelson Raso. The Board's President, Pedro Augusto Ribeiro Novis, directed the meeting, and Dr. Ana Patricia Soares Nogueira was the secretary. AGENDA: I) Subjects for deliberation: PROPOSAL FOR
DELIBERATION: upon review, the following proposal for deliberation was unanimously approved by the attendees, which proposal had been previously submitted to the Board of Directors by the members of the Board of Executive Officers, in accordance with the Board's Internal Rules, a copy of which was duly filed at the Company's headquarters: a) PD.CA/BAK-06/2004 ("Proposal for Deliberation") - Global Public Offer - it was approved the proposal for performing a public offer of primary distribution of class "A" preferred shares issued by the Company ("Shares"), to be concurrently made in Brazil and abroad ("Global Offer"), in the amount of approximately R$900 million, to be paid in national currency, in accordance with the terms described in the Proposal for Deliberation, having been clarified that the price, the number of Shares to be issued, and the final total amount of the increase in the Company's capital stock will be approved by this Board of Directors, within the authorized capital limit, at a meeting to be held immediately upon the completion of the "Bookbuilding" process (gathering of investment intentions) to be conducted by the Global Offer's coordinators. Therefore, in order to implement the Global Offer, the members of the Board of Directors, by unanimous decision of those Board Members present at the meeting, have decided to: a) authorize the engagement of financial institutions to perform the roles of the Global Offer's coordinators; b) authorize the Company's Board of Executive Officers to execute the contracts and documents required for the engagement mentioned in the preceding item, as well as to proceed with the disclosures, publications and communications that might be required; c) express a favorable opinion with respect to the approval of the proposal for the conversion of class "A" preferred shares into common shares, under the terms of Article 6, ss. 2, of the Company's By-Laws, which conversion will be subject to the effective execution of the Global Offer; d) authorize the calling of an Extraordinary General Shareholders' Meeting, by the President of the Board of Directors, to be held at an opportune time, in order to deliberate concerning the conversion of class "A" preferred shares into common shares, at a conversion rate of 1 class "A" preferred share to 1 common share, in an adequate number in order to make the
-------------------------------------------------------------------------------
Sede-Fabrica: Camavari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP 42810-000 - Tel.(71)632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, 309, 130 andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves,  3343,  Centro  Empresarial  Previnor,  s. 301
- CEP 41820-021 - Tel. (71)
342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777, CEP 05477-000 - Tel (11) 3443 9999 - Fax (11) 3023 0420

                                   BRASKEM S.A
                C.N.P.J No. 42 150 391/0001-70 - NIRE 29300006939
             MINUTES OF THE 485th MEETING OF THE BOARD OF DIRECTORS

                              HELD ON APRIL 1, 2004

Global Offer feasible. It was further communicated to the Board Members that the Global Offer will be subject to prior registration with the CVM and the U.S. Securities and Exchange Commission, and its implementation will be subject to the maintenance of favorable conditions in the national and international capital markets. II) Matters of Company's interests: None to be recorded. ADJOURNMENT - No other matters remaining to be dealt with, these minutes have been prepared, read, discussed, and found conforming, and were signed by all attending Board Members, by the Meeting's President and Secretary. Sao Paulo/SP, Apri1 1, 2004. (SS.: Pedro Augusto Ribeiro Novis - President; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; Carlos Alberto de Meira Fontes; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet; Newton Sergio de Souza ).

             Conforms to the original recorded on the specific book.

                       /s/ Ana Patricia Soares Nogueira
                    ---------------------------------------
                          Ana Patricia Soares Nogueira
                                    Secretary

-------------------------------------------------------------------------------
Sede-Fabrica: Camavari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP 42810-000 - Tel.(71)632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, 309, 130 andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves,  3343,  Centro  Empresarial  Previnor,  s. 301
- CEP 41820-021 - Tel. (71)
342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777, CEP 05477-000 - Tel (11) 3443 9999 - Fax (11) 3023 0420